Eurasia Energy Limited

294 Heywood House

Anguilla, British West Indies

Telephone: +44 (0)7881 814431

EURASIA APPOINTS NEW AUDITOR

Anguilla, British West Indies, April 27, 2016

Eurasia Energy Limited (“Eurasia”) (OTC-PK: EUENF) announces that it has appointed a new auditor to replace Peterson Sullivan LLP as auditor with effect from January 20, 2016. Eurasia’s board of directors (the “Board”) received several proposals from independent accounting firms in respect of the audit for the financial year ended December 31, 2015. After evaluating the proposals, the board appointed Anton & Chia LLP (“Anton & Chia”) as auditors of Eurasia. The Board will seek approval of shareholders of Eurasia at the next annual general meeting to be held on July 8, 2016 to appoint Anton & Chia as new auditors of Eurasia and to hold office until the conclusion of the next annual general meeting of Eurasia. Both of the Board and the audit committee of Eurasia are not aware of any matters in connection with the change of auditor that should be brought to the attention of the shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Gerald R. Tuskey

Gerald R. Tuskey, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.